UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Luminar Technologies, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

550424105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.550424105

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). AEG Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,570,280 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,570,280 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,570,280 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1% (2)
12	TYPE OF REPORTING PERSON (See Instructions) OO (Delaware limited liability company)

(1)

Consists (i) 4,183,955 shares (“Shares”) of Class A common stock (“Class A Common Stock”) of Luminar Technologies, Inc. (the “Issuer”) held directly by AEG Holdings, LLC (“AEG”) as of December 31, 2021 and (ii) 1,386,325 Shares issuable upon exercise of warrants held directly by AEG as of December 31, 2021. On January 20, 2022, AEG exercised such warrants on a cashless basis, resulting in the net issuance of 400,440 Shares and cancellation of the warrants. As a result, as of the date hereof, AEG currently holds 4,584,395 Shares directly.

(2)

Based upon 259,965,800 shares of Class A Common Stock outstanding as of November 5, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2021.

CUSIP No.550424105

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Alec Gores
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,133,651 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,133,651 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,133,651 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3% (2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Consists (i) 4,183,955 Shares held directly by AEG as of December 31, 2021, (ii) 1,386,325 Shares issuable upon exercise of warrants held directly by AEG as of December 31, 2021, (iii) 12,692 Shares held directly by Alec Gores as of December 31, 2021, (iv) 152,534 Shares held by the NBI Irrevocable Trust No. 4, a trust of which the beneficiary is one of the children of Mr. Gores who is a member of his household, as of December 31, 2021 (v) 248,145 Shares held by the NBI Irrevocable Trust No. 5, a trust of which the beneficiary is one of the children of Mr. Gores who is a member of his household, as of December 31, 2021 and (vi) 150,000 Shares held by the NBI Irrevocable Trust No. 6, a trust of which the beneficiary is one of the children of Mr. Gores who is a member of his household, as of December 31, 2021. On January 20, 2022, AEG exercised such warrants on a cashless basis, resulting in the net issuance of 400,440 Shares and cancellation of the warrants. As a result, as of the date hereof, AEG currently holds 4,584,395 Shares directly and Mr. Gores currently beneficially owns an aggregate of 5,147,766 Shares. Mr. Gores is the managing member of AEG and, accordingly, may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly thereby.

(2)

Based upon 259,965,800 shares of Class A Common Stock outstanding as of November 5, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 filed with the SEC on November 15, 2021.

CUSIP No. 550424105

Item 1.	(a) Name of Issuer

Luminar Technologies, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

2603 Discovery Drive, Suite 100, Orlando, Florida 32826

Item 2.	(a) Name of Person Filing

The information required by this Item is set forth in Appendix 1 attached hereto and incorporated by reference herein. This statement is being filed pursuant to a Joint Filing Agreement attached hereto as Exhibit 1 by (i) AEG Holdings, LLC (“AEG”), and (ii) Alec Gores, the managing member of AEG (“Mr. Gores” and, collectively, the “Reporting Persons”). This Amendment No. 1 (this “Amendment”) amends the Statement on Schedule 13G (the “Original Statement”) initially filed by the Reporting Persons and Gores Metropoulos Sponsor LLC (the “Sponsor”), GM Sponsor, LLC, a managing member of the Sponsor (“GM”), HRM Holdings, LLC, a managing member of the Sponsor (“HRM”) and C. Dean Metropoulos, the managing member of HRM, on January 27, 2020. At the time of the filing of the Original Statement, the Sponsor owned shares of the Issuer’s Class F Common Stock, which were convertible into shares of Class A Common Stock (as defined below), directly, and each of the Reporting Persons, GM, HRM and Mr. Metropoulos beneficially owned Shares of Class A Common Stock indirectly through their direct or indirect ownership interests in the Sponsor. On December 2, 2020, the Issuer (then known as Gores Metropoulos, Inc.) completed its business combination (the “Business Combination”) with Luminar Technologies, Inc. and was renamed Luminar Technologies, Inc. Subsequent to the filing of the Original Statement, the Business Combination and the expiration of the applicable lock-up periods, the Sponsor distributed all of the securities owned directly thereby to its members, none of which beneficially owned 5% or more of the shares of Class A Common Stock thereafter. This Amendment is filed solely to reflect the beneficial ownership by the Reporting Persons of less than 5% of the outstanding shares of Class A Common Stock and cessation of further reporting thereby on Schedule 13G.

(b)	Address of Principal Business Office or, if none, Residence

The information required by this Item with respect to each Reporting Person is set forth in Appendix 1 hereto.

(c)	Citizenship

The information required by this Item with respect to each Reporting Person is set forth in Appendix 1 hereto.

(d)	Title of Class of Securities

Class A Common Stock, par value $0.0001 per share, of the Issuer (“Class A Common Stock”).

(e)	CUSIP Number

550424105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

As of December 31, 2021, AEG had shared voting and shared dispositive power with respect to 5,570,280 shares (“Shares”) of Class A Common Stock, consisting of (i) 4,183,955 Shares owned directly by AEG and (ii) 1,386,325 Shares issuable upon exercise of warrants owned directly by AEG. Mr. Gores had shared voting and shared dispositive power with respect to 6,133,651 Shares, consisting of (i) 4,183,955 Shares held directly by AEG as of December 31, 2021, (ii) 1,386,325 Shares issuable upon exercise of warrants held directly by AEG as of December

31, 2021, (iii) 12,692 Shares held directly by Alec Gores as of December 31, 2021, (iv) 152,534 Shares held by the NBI Irrevocable Trust No. 4, a trust of which the beneficiary is one of the children of Mr. Gores who is a member of his household, as of December 31, 2021 (v) 248,145 Shares held by the NBI Irrevocable Trust No. 5, a trust of which the beneficiary is one of the children of Mr. Gores who is a member of his household, as of December 31, 2021 and (vi) 150,000 Shares held by the NBI Irrevocable Trust No. 6, a trust of which the beneficiary is one of the children of Mr. Gores who is a member of his household, as of December 31, 2021. On January 20, 2022, AEG exercised such warrants on a cashless basis, resulting in the net issuance of 400,440 Shares and cancellation of the warrants. As a result, as of the date hereof, AEG currently holds 4,584,395 Shares directly and Mr. Gores currently beneficially owns an aggregate of 5,147,766 Shares. Mr. Gores is the managing member of AEG and, accordingly, may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly thereby.

CUSIP No. 550424105

The following sets forth the beneficial ownership of the Class A Common Stock by each of the Reporting Persons as of December 31, 2021:

(a)	Amount beneficially owned:

(i)	AEG was the beneficial owner of 5,570,280 Shares.

(ii)	Mr. Gores was the beneficial owner of 6,133,651 Shares.

(b)	Percent of class:

(i)	2.1% for AEG; and

(ii)	2.3% for Mr. Gores.

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 259,965,800 shares of Class A Common Stock outstanding as of November 5, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 filed with the SEC on November 15, 2021.

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote of:

0 shares for AEG; and

0 shares for Mr. Gores.

(ii)	shared power to vote or to direct the vote of:

5,570,280 shares for AEG; and

6,133,651 shares for Mr. Gores.

CUSIP No. 550424105

(iii)	sole power to dispose or to direct the disposition of:

0 shares for AEG; and

0 shares for Mr. Gores.

(iv)	shared power to dispose or to direct the disposition of:

5,570,280 shares for AEG; and

6,133,651 shares for Mr. Gores.

As described above, on January 20, 2022, AEG exercised 1,386,325 warrants on a cashless basis, resulting in the net issuance of 400,440 Shares and cancellation of the warrants. As a result, as of the date hereof, AEG currently holds 4,584,395 Shares directly and Mr. Gores currently beneficially owns an aggregate of 5,147,766 Shares.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP No. 550424105

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

AEG HOLDINGS, LLC

By:	/s/ Alec Gores
Name: Alec Gores
Title: Managing Member

ALEC GORES

/s/ Alec Gores
Alec Gores

Appendix 1

ADDRESS, ORGANIZATION AND PRINCIPAL BUSINESS OF EACH REPORTING PERSON REQUIRED BY ITEMS 2(b) AND (c):

NAME OF PERSON FILING	PRINCIPAL BUSINESS OFFICE ADDRESS	PLACE OF ORGANIZATION
AEG Holdings, LLC	9800 Wilshire Blvd.	Delaware limited liability company
Beverly Hills, CA 90212

Alec Gores	c/o AEG Holdings, LLC	United States citizen
9800 Wilshire Blvd.
Beverly Hills, CA 90212